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                                                            Exhibit (a)(11)(c)

March 8, 1994

Board of Directors
Grumman Corporation
1111 Stewart Avenue
Bethpage, NY 11714

Gentlemen and Madame:

You have requested that we confirm our oral opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Grumman Corporation (the "Company") of the $55.00 per Share in cash to be received by such holders in the Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger dated as of March 8, 1994 among Martin Marietta Corporation ("Martin Marietta"), MMC Acquisition Corp. ("Purchaser") a wholly owned subsidiary of Martin Marietta, and the Company (the "Merger Agreement").

The Merger Agreement provides for a tender offer for all of the Shares (the "Offer") pursuant to which Purchaser will pay $55.00 per Share in cash for each Share accepted. The Merger Agreement further provides that following completion of the Offer, the Purchaser will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Martin Marietta or Purchaser) will be converted into the right to receive $55.00 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. We also have provided a wide range of investment banking and financial advisory services to Martin Marietta from time to time, including acting as financial advisor to Martin Marietta in connection with its combination with the aerospace and certain other businesses of General Electric Company in April 1993, as managing underwriter of three public debt offerings of Martin Marietta in April 1993 and as co-managing underwriter to Martin Marietta of an initial public offering of equity securities of Martin Marietta Materials, Inc., a subsidiary of Martin Marietta, in February 1994. We may provide investment banking services to Martin Marietta and its subsidiaries in the future.

In connection with this opinion, we have reviewed, among other things, the Merger Agreement; the Tender Offer Statement on Schedule 14D-1, dated March 8, 1994, of Purchaser, including the Offer to Purchase; the Solicitation/Recommendation Statement on Schedule 14D-9 dated March 8, 1994 of the Company; Annual Reports to Shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1992; a draft of the Annual Report to Shareholders of the Company for the year ended December 31, 1993; certain interim reports to Shareholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its Shareholders and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and
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future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the aerospace and defense industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Based upon and subject to the foregoing and based upon such other matters as we considered relevant, we confirm our oral opinion that, as of March 8, 1994, the $55.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair to such holders.

Very truly yours,

GOLDMAN, SACHS & CO.